UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2015

On March 3, 2016, the registrant issued a press release pertaining to its results of operations for the three month period ended December 31, 2015. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: March 3, 2016	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

cencosud

Fourth Quarter 2015

CONSOLIDATED PERFORMANCE 4Q15

- Performance significantly improves as a result of efficiency plans and the review of implemented commercial strategies.
- Gross margin posted a 190 bps expansion and adjusted EBITDA margin improved 235 bps, reaching 9.3%, the highest in the last 3 years. Adjusted EBITDA grew 35.1% with a double-digit increase in Shopping Centers, Department Stores and Home Improvement.
- Net profit increased 86.6%, reaching CLP 187,535 million.
- Net Financial Debt/Adjusted EBITDA ratio decreased 50 bps vs. 4Q14 and reached 3.3x. Excluding LTM non-recurring items, ratio decreased 90 bps and reached 2.8x.

BUSINESS PERFORMANCE

Supermarkets: reached a 7.4% adjusted EBITDA margin, driven by a better performance in Colombia and Argentina.

Argentina: adjusted EBITDA margin improved 138 bps YoY after organizational structure and processes adjustments. ***Colombia:*** the 263 bps adjusted EBITDA margin expansion reflects the double-digit SSS growth in perishables and better contracts with suppliers. ***Chile:*** continues to achieve double-digit adjusted EBITDA margin thru shrinkage reductions and centralized processes. ***Peru:*** SSS growth improvement vs. 3Q15. ***Brazil:*** *positive EBITDA margin, in line with profitability reached last year:* Prezunic continues to achieve positive SSS and improve its profitability level, Gbarbosa continues to improve its perishables performance, Bretas adjusted its commercial strategy focusing on perishables and converting stores to Atacarejo.

Department Stores: achieves EBITDA margin of 8.1% due to record profitability in Chile and double-digit SSS growth in Peru

Chile: the business obtained an 8.8% EBITDA margin, the highest since 2011, driven by margins levels of 8.5% in Paris and 10.3% in Johnson. Johnson achieved its first year of positive EBITDA since the acquisition. ***Peru:*** continues its double-digit SSS expansion.

Home Improvement: achieves a 13.3% EBITDA margin due to better performance in Chile, Argentina and Colombia

Chile: increased profitability on the implementation of the efficiency program. ***Argentina***: continues with solid levels of revenue growth and profitability.

Shopping Centers: continues posting a resilient performance against the economic cycle

Chile and Argentina: improvement in profitability due to high levels of occupancy. ***Peru:*** occupancy rate improvements. ***Colombia:*** in the process of strengthening mix of tenants.

www.cencosud.com | 2

Relevant Events

●	Sale of Non-Core Assets: process continues to advance. To date it has been completed the sale of:

o
Sale of Pharmacies: on February 10th, Cencosud announced the sale of 47 pharmacies in Peru to Mifarma. These pharmacies operated inside our Wong and Metro supermarket stores. The deal includes the transfer of assets and leasing of the stores for a period of 10 years starting in March 2016.

o	Real estate and land bank in Chile: agreement to sale 9 properties.

o
Other assets: On March 1st Cencosud announces the sale of the 33.3% stake in Mall Viña del Mar S.A.- the company that owns and operates a shopping center in Viña del Mar and another one in Curico-  totaling UF 4,275,000 (approximately USD 160 million).

●	IPO Shopping Centers: we continue to work with investment banks on structuring and preparing the transaction.

●
120 Stores Program: by the end of December, all stores under this program had already been analyzed by the committee with its corresponding plan to improve performance. Among the advances achieved by the program, which started in April 2015, 8 stores were closed1 and 17 started to achieve positive EBITDA levels.

Financial Highlights 4Q15 2

(In millions of Chilean pesos as of December 31st, 2015)	Fourth Quarter			Twelve-Month, ended December 31st
	2015	2014	∆%	2015	2014	∆%
Net revenues	3.048.854	3.014.833	1,1%	10.991.338	10.711.029	2,6%
Cost of sales	-2.143.598	-2.177.047	-1,5%	-7.813.226	-7.827.432	-0,2%
Gross profit	905.256	837.785	8,1%	3.178.112	2.883.597	10,2%
Gross margin	29,7%	27,8%	190 bps	28,9%	26,9%	199 bps
Selling and administrative expenses	-682.708	-686.612	-0,6%	-2.675.486	-2.482.777	7,8%
Other income by function	145.154	78.038	86,0%	210.521	114.438	84,0%
Other gain (Losses)3	-1.369	-1.648	-16,9%	-63.082	-6.515	868,3%
Operating income	366.333	227.564	61,0%	650.065	508.743	27,8%
Participation in profit of equity method associates	5.296	5.730	-7,6%	14.067	8.893	58,2%
Net Financial Income	-75.981	-49.025	55,0%	-244.100	-173.548	40,7%
Income (loss) from foreign exchange variations	-9.600	-3.657	162,5%	-116.743	-24.411	378,2%
Result of indexation units	-6.113	-13.207	-53,7%	-22.009	-39.576	-44,4%
Non-operating income (loss)	-86.398	-60.158	43,6%	-368.784	-228.642	61,3%
Income before income taxes	279.935	167.405	67,2%	281.281	280.101	0,4%
Income taxes	-92.400	-66.908	38,1%	-58.540	-100.486	-41,7%
Profit (Loss) from continued operations	187.535	100.497	86,6%	222.740	179.615	24,0%
Profit (Loss) from discontinued operations	0	778	N.A.	9.244	11.409	-19,0%
Profit (Loss)	187.535	101.275	85,2%	231.985	191.024	21,4%

●	Gross margin expanded by 190 bps YoY reaching 29.7% in 4Q15. This increase is the result of better commercial conditions with suppliers, lower promotional activity and improved levels of shrinkage.

●	Operating income increased 61.0% YoY, reflecting Cencosud’s focus on efficiency and improved profitability across all operations.

●
Profit increased 86.6% YoY, explained by the operating income improvement which was partially offset by increased financial expenses and foreign exchange losses. Both increases were impacted by the increase in debt denominated in USD after CCS (11% in 4Q14 vs. 32% in 4Q15) – due to a Bond issuance in the International markets in early February 2015, along with the devaluation of the Chilean peso against the USD YoY (14.4%) in the case of the foreign exchange variation.

1 Out of the 8 closings, 4 were performed at December 31st; therefore number of stores reduction will be reflected starting from January 2016.
2 As a consequence of the association of Scotiabank and Cencosud for the joint development of financial services in Chile, in 4Q14 the Financial Services Division includes the Chilean operation line by line (it is consolidated and then eliminated in discontinued operations), however, in 4Q15 49% of the profit is included in “Participation in profit of equity method”
3 In 3Q15 Cencosud reclassified Fair Value of Derivatives from the line “Other gains (losses)” which was part of the operating income line, to “Net Financial Cost” and “Income (Loss) from foreign exchange variations” to exclude from operating income variables that do not reflect the business performance.

www.cencosud.com | 3

Consolidated Performance

Supermarkets
	Fourth Quarter			Twelve-Month, ended December 31st
SUPERMARKETS	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Chile	683.793	663.736	3,0%	2.504.714	2.354.805	6,4%
Argentina	602.847	527.819	14,2%	2.154.753	1.813.586	18,8%
Brazil	401.503	548.711	-26,8%	1.677.543	2.154.313	-22,1%
Peru	245.321	233.033	5,3%	867.511	836.677	3,7%
Colombia	226.113	269.206	-16,0%	841.046	999.857	-15,9%
Revenues	2.159.578	2.242.506	-3,7%	8.045.566	8.159.237	-1,4%
Chile	180.694	176.561	2,3%	628.725	588.723	6,8%
Argentina	187.980	162.892	15,4%	679.447	556.577	22,1%
Brazil	86.435	115.760	-25,3%	360.576	420.837	-14,3%
Peru	54.476	52.121	4,5%	194.021	183.532	5,7%
Colombia	45.761	51.373	-10,9%	168.431	192.799	-12,6%
Gross Profit	555.346	558.707	-0,6%	2.031.199	1.942.468	4,6%
Gross Margin	25,7%	24,9%	80 bps	25,2%	23,8%	144 bps
SG&A	-429.640	-449.242	-4,4%	-1.722.351	-1.662.113	3,6%
Operating Income	127.412	111.569	14,2%	317.316	289.567	9,6%

Chile
●
Revenues: grew 3.0% driven by 1.6% growth is SSS and the net opening of 7 stores YoY. SSS performance was impacted by a high comparison basis (strike of one of our competitors in December 2014), increased promotional activity in the industry and higher organic growth from competitors.

●
Gross Margin: posted a slight compression of 18 bps, explained by a high comparison basis due to higher rebates in 4Q14 vs. 4Q15. Isolating that effect, gross margin increased 187 bps due to lower shrinkage and savings as a result of the centralization of processes (meat, bakery and prepared food) and better logistic performance.

●
Operating Income: decreased 35 bps YoY due to lower gross margin, higher energy costs (30% increase of energy costs), higher payments of credit card commissions and increased legal provisions, partially offset by a better collection management.

Argentina
●	Revenues: increased 14.2% YoY driven by a 13.9% SSS growth and the appreciation of the official average exchange rate by 0.8% in 4Q15 vs. 4Q14.
●	Gross Margin: posted an expansion of 32 bps as a result of decreased promotional activity YoY.
●	Operating Income: posted an increase of 71.8% and margin expanded 174 bps, driven by a leaner organizational structure and the division’s efforts in reducing discretional expenses.

Brazil (Consolidated)
●
Revenues: were impacted by the devaluation of the Real against the Chilean peso, and a decrease in SSS by 6.1% (despite being the best result in the last 3 quarters), partially offset by the net opening of 3 stores YoY. SSS performance is explained by a decrease in Bretas and Gbarbosa non-food sales, which was partially offset by the increase in Prezunic (SSS 3.9%), Mercantil Rodriguez (SSS 13.1%) and the improvement of Gbarbosa SSS.

●	Gross Margin: expanded for the fifth consecutive quarter (+43 bps vs. 4Q14) due to better price management along with lower promotional activity and logistical improvements.
●	Operating Income: slightly declined due to lower absorption of expenses, and the rise in energy and rental costs, partially offset by lower marketing, back office and maintenance expenses.

www.cencosud.com | 4

Prezunic
●
Revenues: were affected by positive SSS growth of 3.9% due to the implementation of the new commercial strategy, which resulted in the review of our product mix and pricing policy, in addition to a better availability of products ratio.

●
Gross Margin: increased 18 bps YoY due to the ongoing improvement process that the flag is undergoing, which maintains efforts to keep obtaining  the best commercial conditions with suppliers, lower shrinkage and lower logistic costs.

●
Operating Income: posted a 62% increase and margin expanded 129 bps, explained by a greater gross margin and lower SG&A expenses, as a result of lower headcount, maintenance and marketing expenses, reflecting the benefits obtained by the execution of the efficiency plan.

Gbarbosa
●
Revenues: negative SSS explained by the drop in non-food sales (double-digit decrease in electro, in line with industry and peer conditions), partially offset by an increase in food sales, which improved performance in the quarter. To compensate the drop in electro sales, the Company is changing the commercial proposition, pushing categories that bring greater traffic to the stores and generating regular customer from perishables.

●	Gross Margin: expanded 190 bps YoY despite the drop in sales, as a result of the focus on a more competitive pricing strategy, a 70 bps reduction in shrinkage and lower logistic costs.
●	Operating Income: posted an 8% increase as a result of greater gross margin, partially offset by higher energy expenses.

Bretas
●
Revenues: negative SSS reflecting slower economic activity, a more competitive environment from the Atacarejo format and an increase in openings from the competition. Bretas has seen a better performance in sales and profitability in the transformed stores (3) and continues its plan to do more transformations during 2016. Additionally, the chain has as an objective to deliver an improved proposition for the perishables area, strengthening logistics for the category, and broadening product mix.

●	Gross Margin: was impacted by a greater cost of sales YoY, explained by greater shrinkage as a result of the focus on perishables, partially offset by lower promotional activity.
●	Operating Income: posted a drop YoY due to the lower absorption of expenses as a result of lower sales (higher energy and rental expenses).

Peru
●	Revenues: grew 5.3% driven by 1.0% SSS growth and the net opening of three sores vs. 4Q14.
●	Gross Margin: decreased slightly by 16 bps due to higher promotional activity, specifically in December, and greater contribution from the wholesale business.
●
Operating Income: grew 3.4% and margin decreased 13 bps, explained by lower gross margin, partially offset by a slight improvement in SG&A expenses, driven by lower headcount and decreased discretionary expenses.

Colombia
●
Revenues: lower revenues as a result of the devaluation of COP against CLP, partially offset by a positive SSS. SSS growth was explained by a double-digit increase in perishables, partially offset by a drop in electro, which was affected by lower television sales as a consequence of currency devaluation. The business continues to focus its efforts to generate loyalty from perishables, providing more frequency in customer’ purchases. Additionally, the Company’s loyalty program has allowed that 75% of sales come from regular customers, reaffirming the consolidation of our brands in the Colombian market.

●	Gross Margin: expanded by 115 bps as a result of increased rebates and better commercial agreements with suppliers.

www.cencosud.com | 5

●	Operating Income: increased 84.8% and margin expanded 285 bps, due to lower SG&A expenses over sales, which improved 171 bps, reflecting the execution of the efficiency program.

Home Improvement
	Fourth Quarter			Twelve-Month, ended December 31st
HOME IMPROVEMENT	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Chile	133.993	128.276	4,5%	494.849	465.520	6,3%
Argentina	271.898	208.775	30,2%	910.920	692.925	31,5%
Colombia	16.367	18.522	-11,6%	63.476	67.171	-5,5%
Revenues	422.258	355.572	18,8%	1.469.246	1.225.616	19,9%
Chile	43.399	41.560	4,4%	142.270	135.932	4,7%
Argentina	106.562	77.843	36,9%	349.324	272.265	28,3%
Colombia	4.093	4.916	-16,7%	15.166	17.077	-11,2%
Gross Profit	154.054	124.320	23,9%	506.761	425.275	19,2%
Gross Margin	36,5%	35,0%	152 bps	34,5%	34,7%	-21 bps
SG&A	-104.577	-91.487	14,3%	-398.610	-321.830	23,9%
Operating Income	49.538	32.833	50,9%	108.439	104.170	4,1%

Chile
●
Revenues: increased 4.5% YoY driven by a 1.0% SSS growth and the net opening of two stores. SSS growth was influenced by a delay in sales of seasonal categories (terrace, pool, ventilation and camping).

●	Gross Margin: remained stable YoY as a result of lower contribution from imported products due to currency devaluation, which was partially compensated by lower logistical expenses.
●
Operating Income: increased 11.3% and margin expanded 78 bps as a result of lower headcount and the Company’s business efforts to trim discretionary expenses, reflecting the efficiency plan implemented in 2015.

Argentina
●
Revenues: grew 30.2% driven by a 28.8% SSS growth and the slight appreciation of the official average exchange rate YoY. SSS growth continues to show high levels of demand despite lower than normal temperatures at the beginning of the season and the pre-presidential election effect.

●
Gross Margin: expanded 191 bps as a result of better commercial conditions with suppliers and a considerable improvement in inventory management, which allowed us to reduce our amount of obsolete inventory.

●	Operating Income: increased 79% and margin expanded 346 bps due to the execution of our efficiency program, which allowed an SG&A/sales reduction of 157 bps.

Colombia
●
Revenues: experienced 2.9% SSS growth, however, as a result of currency devaluation, revenues overall decreased 11.6% YoY. SSS growth is explained by product mix changes, business planning and the increase in availability of products.

●
Gross Margin: decreased 153 bps due to the 4Q14 opening that implied a high comparison basis due to the incorporation of upfront payments from suppliers, along with the effect of currency devaluation on imported products margins (which contribute 18% over sales), and greater contribution from wholesale business.

●
Operating Income: decreased as a result of greater depreciation YoY, excluding this concept, margin expanded 408 bps explained by the execution of the efficiency plan (lower headcount and marketing expenses).

Department Stores
	Fourth Quarter			Twelve-Month, ended December 31st
DEPARTMENT STORES	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Chile	323.550	305.127	6,0%	992.692	952.203	4,3%
Peru	19.864	14.867	33,6%	58.950	39.239	50,2%
Revenues	343.414	319.994	7,3%	1.051.642	991.442	6,1%
Chile	94.066	77.728	21,0%	290.730	244.749	18,8%
Peru	4.306	3.434	25,4%	11.500	5.414	112,4%
Gross Profit	98.372	81.162	21,2%	302.229	250.163	20,8%
Gross Margin	28,6%	25,4%	328 bps	28,7%	25,2%	351 bps
SG&A	-79.530	-74.425	6,9%	-280.693	-258.904	8,4%
Operating Income	19.231	7.745	148,3%	22.772	-4.575	N.A.

www.cencosud.com | 6

Chile
●	Revenues: increased 6.0% driven by a 5.4% SSS growth YoY, reflecting a strong performance in our apparel and toys categories.
●
Gross Margin: increased 21.0% and margin expanded 360 bps, driven by a change in pricing strategy at Johnson, and the creation of synergies thru joint purchases with other businesses and product quality improvements at Paris. Additionally, better inventory management at both brands, allowed the business to carry out lower promotional activity YoY.

●
Operating Income: increased by CLP 11,325 million and margin expanded 333 bps, as a result of an improved sales mix and greater expense dilution, as a result of increased revenues and the division’s efforts in cutting discretionary expenses.

Peru
●
Revenues: posted a 33.6% increase driven by a 21.2% SSS growth and the maturity of stores opened during 2014. SSS growth reflects the consolidation of our Paris Peru team, maturity of stores and the start of Bonus loyalty program.

●	Gross Margin: reduced 142 bps due to a higher comparison basis, reflecting upfront payments by suppliers related to 2014’s store openings.
●
Operating Income: despite lower gross contribution, the business reduced its operating losses by 12.5% and increased its margin in 298 bps, due to increased revenues which resulted in a greater expense dilution.

Shopping Centers
	Fourth Quarter			Twelve-Month, ended December 31st
SHOPPING CENTERS	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Chile	39.449	35.418	11,4%	134.018	120.680	11,1%
Argentina	25.555	20.564	24,3%	86.134	66.589	29,4%
Peru	5.125	4.916	4,3%	18.867	17.438	8,2%
Colombia	2.160	2.454	-12,0%	9.007	10.089	-10,7%
Revenues	72.290	63.352	14,1%	248.026	214.796	15,5%
Chile	35.726	32.170	11,1%	125.878	113.401	11,0%
Argentina	20.145	13.782	46,2%	63.552	47.913	32,6%
Peru	4.362	4.931	-11,5%	15.905	17.138	-7,2%
Colombia	2.095	2.368	-11,5%	8.706	9.717	-10,4%
Gross Profit	62.328	53.250	17,0%	214.042	188.169	13,7%
Gross Margin	86,2%	84,1%	216 bps	86,3%	87,6%	-131 bps
SG&A	-13.561	-10.663	27,2%	-48.989	-36.938	32,6%
Operating Income	190.861	117.003	63,1%	363.563	252.077	44,2%
Asset Revaluation	-141.762	-74.405	90,5%	-198.155	-100.773	96,6%
O.I. excl. Asset Reval.	57.546	42.598	35,3%	173.955	151.304	15,0%

Chile
●
Revenues: grew 11.4% YoY due to the entrance of new tenants to Alto Las Condes Mall, and an improved performance from our tenants during the Christmas season which resulted in an increase in variable income and higher income from parking.

●
Gross Margin: decreased 27 bps YoY as a result of increased security and cleaning costs after a change in supplier, besides the increase in depreciation after activating assets which began to generate revenues.

●
Operating Income: increased 28.1%. Excluding asset revaluation, operating income grew 15.8% and margin expanded 288 bps, as a result of greater expense dilution after better commercial conditions with tenants.

Argentina
●	Revenues: increased 24.3% driven by greater variable contribution from tenants, due to better sales (influenced by high inflation).

www.cencosud.com | 7

●	Gross Margin: expanded from 67.0% in 4Q14 to 78.8% in 4Q15, as a result of higher annual settlement of common expenses to third parties, influenced by rising inflation.
●	Operating Income: increased 132.9% and excluding asset revaluation operating income increased 35.1%, explained by greater gross contribution, partially offset by higher rental and land taxes expenses.

Peru
●
Revenues: increased 4.3% due to a higher occupation rate, which increased from    90.2% in 4Q14 to 95.2% in 4Q15, mainly driven by Mall Arequipa. Additionally, the increase is reflected by a better mix of tenants at Mall Plaza Lima Sur and higher revenues from tenants.

●	Gross Margin: decreased as a result of greater energy and water expenses, along with a greater depreciation expense.
●	Operating Income: rose 160.8% and excluding asset revaluation increased 216.3%, due to lower SG&A/sales, reflecting the Company’s focus on efficiency and expense control.

Colombia
●
Revenues: decreased 12.0% as a result of currency devaluation. Revenues increased 4.6% in local currency, driven by the agreement reached in 2015 after the sale of Pharmacies, partially offset by a lower occupancy rate after a mix of tenants’ renewal.

●	Gross Margin: expanded 49 bps explained by the mix of tenant renewal.
●
Operating Income: fell 49.6% and excluding asset revaluation, operating income decreased 49.0% YoY due to higher expenses for road improvements, greater property taxes after the revaluation of locations, higher energy expenses and greater provisions for doubtful accounts.

Financial Services
	Fourth Quarter			Twelve-Month, ended December 31st
FINANCIAL SERVICES	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Chile	826	46.653	-98,2%	63.834	202.156	-68,4%
Argentina	29.390	19.315	52,2%	103.034	67.796	52,0%
Brazil	840	1.487	-43,5%	5.057	3.843	31,6%
Peru	14.550	11.772	23,6%	49.001	42.814	14,5%
Colombia	1.356	1.846	-26,6%	5.654	8.095	-30,2%
Revenues	46.961	81.073	-42,1%	226.579	324.704	-30,2%
Chile	865	32.876	-97,4%	43.900	146.096	-70,0%
Argentina	19.091	12.693	50,4%	74.473	51.550	44,5%
Brazil	840	1.487	-43,5%	5.057	3.843	31,6%
Peru	9.001	5.337	68,6%	27.820	20.274	37,2%
Colombia	1.356	1.846	-26,6%	5.654	8.095	-30,2%
Gross Profit	31.152	54.240	-42,6%	156.904	229.858	-31,7%
Gross Margin	66,3%	66,9%	-57 bps	69,2%	70,8%	-154 bps
SG&A	-16.226	-30.622	-47,0%	-82.665	-111.662	-26,0%
Operating Income	14.926	23.610	-36,8%	74.708	118.387	-36,9%

Argentina
●
Revenues: increased 52.2% as a result of 57.6% growth in the loan portfolio YoY, along with a higher inflationary environment. Loan portfolio growth is explained by increased customer engagements after the migration from closed to open credit card.  Open credit card growth increased sales in associated businesses by 120%.

●	Gross Margin: reduced by 76 bps due to a greater stock of accounts and increased cost of funding by 580 bps.
●
Operating Income: increased and margin expanded 686 bps due to greater expense dilution over sales. The increase of SG&A expenses at a lower rate than revenues is explained by a 13.2% headcount reduction, after the restructuring of the Company.

www.cencosud.com | 8

Peru
●
Revenues: increased 23.6% YoY mainly explained by the aggressive loan portfolio growth plan, which expanded 33.4% (Banco Cencosud was the operator with the greatest loan portfolio increase in the industry), in addition to a greater credit card penetration in both Supermarkets and Department Stores.

●
Gross Margin: expanded from 45.3% in 4Q14 to 61.9% in 4Q15 as a result of greater risk ratios (provisions over loans decreased from 6.8% to 6.4% in 4Q15) and a modification in the criteria of write-offs from 120 to 150 days of delinquency (write-offs fell 10.4% YoY).

●	Operating Income: increased by CLP 2,617 million and margin expanded due to greater expense dilution, reflecting stronger sales and loan portfolio growth.

Chile 4
The joint venture with Scotiabank has allowed the business to increase the range of financial products offered. The loan portfolio increased 12.3% YoY, driven by a 50% increase in cash advances and consumer loans. Additionally, consumption in associated retail stores has doubled, accompanied by increased use of the open card. The risk has remained stable after the validation of credit policies once JV was completed.

Colombia
The business contribution decreased 26.6% explained by a marginal increase in the risk ratio and an increase of 40 bps in cost of funding due to initiatives taken by the Central Bank to control inflation.

Brazil
The business contribution decreased 43.5% due to increased costs of funding by 290 bps, a deterioration of risk indicators and one-time adjustments in civil and human resources provisions.

Non-Operating Income

(In millions of Chilean pesos as of December 31st, 2015)

	Fourth Quarter			Twelve-Month, ended December 31st
	2015	2014	∆ %	2015	2014	∆ %
Participation in profit of equity method of associates	5.296	5.730	-7,6%	14.067	8.893	58,2%
Net Financial Costs	-75.981	-49.025	55,0%	-244.100	-173.548	40,7%
Income (loss) from FX variations	-9.600	-3.657	162,5%	-116.743	-24.411	378,2%
Result of Indexation Units	-6.113	-13.207	-53,7%	-22.009	-39.576	-44,4%
Non-Operating Income (loss)	-86.398	-60.158	43,6%	-368.784	-228.642	61,3%

●
Higher loss from exchange variations is explained by higher exposure to the US dollar YoY and the effect of the devaluation of the Chilean peso (average 14.4% YoY). As of December 2014, 11% of total debt was denominated in US dollars after CCS vs. 32% in 4Q15. The increase was partially offset by the reclassification of the exchange rate component of the Fair Value of Derivatives into Income (loss) from Foreign Exchange Variations (CLP 3,828 million).

●
Loss from indexation units decreased in CLP 7,094 million as a result of lower exposure to variable rate (27% after CCS in 4Q15 vs. 56% in 4Q14) coupled with lower UF variation during the quarter vs. the previous year (1.1% in 4Q15 vs. 1.9% in 4Q14).

●
The 55.0% increase in Net Financial Costs was the result of the reclassification of the rate effect of the Fair Value of Derivatives into Net Financial Costs (CLP 5,852 million). Excluding this effect, Net Financial Cost increased 14.4% YoY, as a result of a bond issuance in early February 2015 of USD 1,000 million, whose proceeds were used for the prepayment of debt and short & medium-term amortizations.

●	Income Taxes: increased by CLP 25,491 million versus 4Q14 as a result of increased profit in the period.

 As a consequence of the association between Scotiabank and Cencosud for the financial services business in Chile, in 4Q14 the Financial Services Division includes the Chilean operation line by line (it is consolidated and then eliminated in the line discontinued operations); however in 4Q15 49% of the profit is included in “Participation in profit of equity method associates”.

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EBITDA5 & Adjusted EBITDA

	Fourth Quarter			Twelve-Month, ended December 31st
EBITDA BY COUNTRY	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
CHILE – Supermarkets	78.760	78.308	0,6%	233.565	235.286	-0,7%
CHILE – Department Stores	28.400	15.651	81,5%	61.266	28.893	112,0%
CHILE – DYS	20.088	18.127	10,8%	47.192	50.705	-6,9%
CHILE – SC6	92.481	73.605	25,6%	222.053	160.841	38,1%
CHILE – FS	2.435	4.847	-49,8%	3.161	24.171	-86,9%
CHILE – Others	-41.351	-48.275	-14,3%	-164.070	-179.116	-8,4%
Chile	180.813	142.263	N/A	403.167	320.780	25,7%
Argentina	147.804	76.122	94,2%	311.268	227.441	36,9%
Brazil	7.718	9.592	-19,5%	-101.575	1.544	N.A.
Peru	55.629	27.932	99,2%	99.438	66.222	50,2%
Colombia	18.488	12.144	52,2%	31.572	37.705	-16,3%
Total	410.453	268.053	53,1%	743.871	653.693	13,8%
EBITDA margin (%)	13,5%	8,9%	457	6,8%	6,1%	66

	Fourth Quarter			Twelve-Month, ended December 31st
EBITDA BY BUSINESS	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Supermarkets	168.361	146.603	14,8%	457.944	424.108	8,0%
Department Stores	27.893	14.782	88,7%	55.758	21.854	155,1%
Home Improvement	56.148	38.112	47,3%	135.273	124.532	8,6%
Shopping Cents	197.214	123.440	59,8%	379.826	266.421	42,6%
Financial Services	16.578	13.749	20,6%	56.888	67.375	-15,6%
Others	-55.741	-68.634	-18,8%	-341.818	-250.598	36,4%
Total	410.453	268.053	53,1%	743.871	653.693	13,8%
EBITDA margin (%)	13,5%	8,9%	457	6,8%	6,1%	66

	Fourth Quarter			Twelve-Month, ended December 31st
ADJUSTED EBITDA BY COUNTRY	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
CHILE – Supermarkets	78.760	78.308	0,6%	233.565	235.286	-0,7%
CHILE – Department Stores	28.400	15.651	81,5%	61.266	28.893	112,0%
CHILE – DYS	20.088	18.127	10,8%	47.192	50.705	-6,9%
CHILE – SC	34.999	31.173	12,3%	113.797	107.026	6,3%
CHILE – FS	2.435	-16	N/A	5.883	2	N/A
CHILE – Others	-27.957	-29.898	-6,5%	-40.792	-102.443	-60,2%
Chile	136.725	113.346	20,6%	420.912	319.469	31,8%
Argentina	92.435	56.798	62,7%	255.777	200.589	27,5%
Brazil	8.368	12.005	-30,3%	-98.905	8.374	N.A.
Peru	29.365	17.948	63,6%	73.126	52.647	38,9%
Colombia	17.510	10.415	68,1%	33.557	35.827	-6,3%
Total	284.403	210.512	35,1%	684.467	616.907	11,0%
EBITDA margin (%)	9,3%	7,0%	235	6,2%	5,8%	47

	Fourth Quarter			Twelve-Month, ended December 31st
ADJUSTED EBITDA BY BUSINESS	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Supermarkets	168.361	146.603	14,8%	457.944	424.108	8,0%
Department Stores	27.893	14.782	88,7%	55.758	21.854	155,1%
Home Improvement	56.148	38.112	47,3%	135.273	124.532	8,6%
Shopping Cents	55.452	49.035	13,1%	181.671	165.649	9,7%
Financial Services	16.578	8.886	86,6%	59.611	43.206	38,0%
Others	-40.028	-46.907	-14,7%	-205.790	-162.442	26,7%
Total	284.403	210.512	35,1%	684.467	616.907	11,0%
EBITDA margin (%)	9,3%	7,0%	235	6,2%	5,8%	47

5 For comparison purposes, the EBITDA analysis was performed excluding the effect of deconsolidation of financial services business in Chile.
6 SC = Shopping Centers.

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Adjusted EBITDA excluding one-offs for 12 months

	Fourth Quarter			Twelve-Month, ended December 31st
ADJUSTED EBITDA BY COUNTRY	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
CHILE – Supermarkets	78.760	78.308	0,6%	246.009	235.286	4,6%
CHILE – Department Stores	28.400	15.651	81,5%	66.940	28.893	131,7%
CHILE – DYS	20.088	18.127	10,8%	50.322	50.705	-0,8%
CHILE – SC3	34.999	31.173	12,3%	113.797	107.026	6,3%
CHILE – FS	2.435	-16	N.A.	5.883	2	N.A.
CHILE – Others	-27.957	-29.898	-6,5%	-101.232	-102.443	-1,2%
Chile	136.725	113.346	20,6%	381.720	319.469	19,5%
Argentina	92.435	56.798	62,7%	278.468	200.589	38,8%
Brazil	8.368	12.005	-30,3%	18.231	8.374	117,7%
Peru	29.365	17.948	63,6%	76.701	52.647	45,7%
Colombia	17.510	10.415	68,1%	34.386	35.827	-4,0%
Total	284.403	210.512	35,1%	789.505	616.907	28,0%
EBITDA margin (%)	9,3%	7,0%	235	7,2%	5,8%	142

	Fourth Quarter			Twelve-Month, ended December 31st
ADJUSTED EBITDA BY BUSINESS	2015	2014		2015	2014
	CLP MM	CLP MM	∆ %	CLP MM	CLP MM	∆ %
Supermarkets	168.361	146.603	14,8%	491.137	424.108	15,8%
Department Stores	27.893	14.782	88,7%	61.432	21.854	181,1%
Home Improvement	56.148	38.112	47,3%	143.714	124.532	15,4%
Shopping Cents	55.452	49.035	13,1%	181.797	165.649	9,7%
Financial Services	16.578	8.886	86,6%	59.650	43.206	38,1%
Others	-40.028	-46.907	-14,7%	-148.225	-162.442	-8,8%
Total	284.403	210.512	35,1%	789.505	616.907	28,0%
EBITDA margin (%)	9,3%	7,0%	235	7,2%	5,8%	142

Chile
Supermarkets
Adjusted EBITDA increased 0.6% YoY and margin decreased 28 bps as a result of lower gross margin and higher energy costs, which were partially offset by lower shrinkage, savings after the centralization of own production, better logistic performance and lower uncollectable accounts.

Department Stores
Adjusted EBITDA increased 81.5% YoY and margin posted an expansion of 365 bps explained by a change in the business proposal of Paris and the pricing strategy of Johnson, lower promotional activity due to better inventory management, and greater dilution of expenses after the increase in sales.

Home Improvement
Adjusted EBITDA increased 10.8% and margin expanded 86 bps as a result of a stable gross margin and reduced headcount YoY, coupled with business efforts to reduce discretionary spending, reflecting the efficiency plan implemented in 2015.

Shopping Centers
Adjusted EBITDA grew 12.3% and margin expanded 70 bps as a result of greater dilution of expenses followed by increased sales.

International Operations
Argentina
Adjusted EBITDA increased 62.7% and margin expanded 263 bps as a result of increased profitability in all businesses.

Brazil
Adjusted EBITDA decreased 30.3% and margin declined 10 bps YoY as a result of lower absorption of expenses and rising energy and rental costs, partially offset by lower marketing, back office and maintenance expenses.

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Peru
Adjusted EBITDA margin posted a 353 bps expansion explained by higher profitability in Supermarkets, Department Stores and Financial Services, partially offset by a lower contribution of Shopping Centers.

Colombia
Adjusted EBITDA margin expanded 353 bps explained by higher profitability in Supermarkets and Home Improvement, partially offset by lower contribution of Shopping Centers and Financial Services.

Balance Sheet 7

(In millions of Chilean pesos as of December 31st, 2015)

	Dec 15	Dec 14
	MM CLP	MM CLP	Variation	%
Cash and cash equivalents	268.275	218.872	49.403	22,6%
Other financial assets, current	254.851	47.779	207.072	433,4%
Other non-financial assets, current	14.442	10.646	3.796	35,7%
Trade receivables and other receivables	819.839	781.577	38.263	4,9%
Receivables from related entities, current	14.851	1.371	13.480	983,2%
Inventory	1.068.309	1.094.610	-26.300	-2,4%
Current tax assets	61.197	54.196	7.001	12,9%
Total current assets other from non-current assets classified as held for sale	2.501.765	2.209.051	292.714	13,3%
Non-current assets classified as held for sale	-	793.417	-793.417	N.A.
TOTAL CURRENT ASSETS	2.501.765	3.002.468	-500.703	-16,7%
Other financial assets, non-current	421.533	302.480	119.053	39,4%
Other non-financial assets, non-current	31.908	33.873	-1.966	-5,8%
Trade receivable and other receivables, non-current	30.997	34.777	-3.781	-10,9%
Equity method investment	251.528	52.248	199.280	381,4%
Intangible assets other than goodwill	401.749	400.542	1.207	0,3%
Goodwill	1.391.692	1.682.349	-290.656	-17,3%
Property, plant and equipment	2.711.491	3.009.728	-298.238	-9,9%
Investment property	1.807.095	1.663.592	143.503	8,6%
Current Tax assets, non-current	8.854	43.048	-34.193	-79,4%
Deferred income tax assets	552.114	491.398	60.716	12,4%
TOTAL NON-CURRENT ASSETS	7.608.960	7.714.036	-105.075	-1,4%
TOTAL ASSETS	10.110.725	10.716.503	-605.778	-5,7%
Other financial liabilities, current	356.173	739.507	-383.334	-51,8%
Trade payables and other payables	1.856.525	1.957.738	-101.213	-5,2%
Payables to related entities, current	29.197	3.302	25.895	784,2%
Provisions and other liabilities	15.642	15.198	444	2,9%
Current income tax liabilities	49.434	60.616	-11.182	-18,4%
Current provision for employee benefits	97.889	102.514	-4.625	-4,5%
Other non-financial liabilities, current	21.226	43.104	-21.879	-50,8%
Total liabilities included in group of assets classified as held for sale	2.426.085	2.921.979	-495.894	-17,0%
Liabilities included in groups of assets classified as held for sale	-	216.791	-216.791	N.A.
TOTAL CURRENT LIABILITIES	2.426.085	3.138.770	-712.685	-22,7%
Other financial liabilities, non-current	2.924.038	2.431.032	493.006	20,3%
Trade accounts payable, non-current	4.503	6.134	-1.631	-26,6%
Other provisions, non-current	78.189	104.766	-26.577	-25,4%
Deferred income tax liabilities	649.536	674.882	-25.346	-3,8%
Other non-financial liabilities, non-current	57.562	69.433	-11.871	-17,1%
TOTAL NON-CURRENT LIABILITIES	3.713.828	3.286.247	427.581	13,0%
TOTAL LIABILITIES	6.139.913	6.425.017	-285.104	-4,4%
Paid-in Capital	2.321.381	2.321.381	-	0,0%
Retained earnings (accumulated losses)	2.329.411	2.166.549	162.863	7,5%
Issuance premium	526.633	526.633	-	0,0%
Other reserves	-1.205.680	-722.245	-483.435	66,9%
Net equity attributable to controlling shareholders	3.971.746	4.292.318	-320.572	-7,5%
Non-controlling interest	-934	-832	-102	12,3%
TOTAL NET EQUITY	3.970.812	4.291.486	-320.674	-7,5%

TOTAL NET EQUITY AND LIABILITIES	10.110.725	10.716.503	-605.778	-5,7%

7 Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in
SVS to see financial statements for discontinued operations.

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ASSETS BY COUNTRY	Dec 15	Dec 14
	MM CLP	MM CLP	Variation	%
Chile	4.848.798	4.950.429	-101.631	-2,1%
Argentina	1.242.360	1.335.607	-93.247	-7,0%
Brazil	1.165.419	1.554.510	-389.091	-25,0%
Peru	1.277.032	1.180.227	96.805	8,2%
Colombia	1.577.116	1.695.730	-118.614	-7,0%
Consolidated	10.110.725	10.716.503	-605.778	-5,7%

LIABILITIES BY COUNTRY	Dec 15	Dec 14
	MM CLP	MM CLP	Variation	%
Chile	4.182.284	3.891.355	290.930	7,5%
Argentina	693.797	756.061	-62.264	-8,2%
Brazil	472.092	774.640	-302.548	-39,1%
Peru	397.106	459.527	-62.421	-13,6%
Colombia	394.633	543.434	-148.801	-27,4%
Consolidated	6.139.913	6.425.017	-285.104	-4,4%

EQUITY BY COUNTRY	Dec 15	Dec 14
	MM CLP	MM CLP	Variation	%
Chile	1.002.431	1.057.057	-54.626	-5,2%
Argentina	795.739	689.904	105.834	15,3%
Brazil	402.864	779.870	-377.007	-48,3%
Peru	708.866	612.358	96.508	15,8%
Colombia	1.060.912	1.152.296	-91.384	-7,9%
Consolidated	3.970.812	4.291.486	-320.674	-7,5%

Total assets as of December 31st, 2015 decreased by CLP 605,778 million compared to December 31st, 2014 due to a drop of CLP 500,703 million in current assets and CLP 105,075 million in non-current assets.

The decrease in Current Assets is explained by the deconsolidation of the Financial Services loan portfolio after closing the Scotiabank transaction, which was partially offset by an increase in Other financial assets, Cash and Trade receivables and other receivables. The increase in Other financial assets reflects a greater investment in mutual funds. The increase in Cash is explained by a greater balance from Banks, due to the Company’s decision to increase cash in USD after the closing of Scotiabank’ s deal, which acts as a natural hedge against USD exposure in debt. Additionally, as of December 31st, 2015 the Company had greater cash denominated in Colombian pesos after the payment of 100% of the subsidiary’s debt with proceeds from Scotiabank’ s deal and greater EBITDA generation from operations. The increase in Trade receivables and other receivables was the result of increased sales with credit cards.

The decrease in Non-Current Assets was driven by decreases in Goodwill and Property, Plant & Equipment, which was partially offset by increases in Equity Method Investment, Other Financial Assets and Investment Properties. Lower Goodwill reflects the devaluation of BRL, COP against CLP and the write-off of Brazilian assets. The decrease in Property, Plant & Equipment is the result of greater depreciation of assets and currency devaluation in Brazil and Colombia. Increase in Equity Method Investment reflects the incorporation of 49% of CAT (JV vehicle) after the closing of the Scotiabank transaction. Higher Other Financial Assets is explained by greater hedging derivatives after the bond issuance in USD in February 2015. Finally, increased Investment Properties reflect greater asset revaluation in 2015 vs. 2014.

Total liabilities decreased by CLP 285,104 million due to lower Current Liabilities of            CLP 712,685 million which were partially offset by increased Non-Current Liabilities of          CLP 427,581 million. Current Liabilities decreased as a result of the deconsolidation of CLP 216,791 million of Financial Services’ liabilities (deconsolidation of the business after the closing of the transaction), a decrease in Other Financial Liabilities after the payment of short term debt with proceeds coming from Scotiabank’s deal, and the decrease of Trade payables and other payables due to the devaluation of BRL and COP vs. CLP. Decreases mentioned above were partially offset by a CLP 493,006 million increase in Other Financial Liabilities, non-current explained by the issuance of an international bond in two tranches.

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Amortization Schedule

(In millions of USD as of December 31st, 2015)

Indebtedness
As of December 31st, 2015, net financial debt (not considering Cencosud’s banking activities in Chile and Peru) was CLP 2,300,048 million down from CLP 2,587,834 million as of December 31st, 2014.

Financial Ratios8
		PROFORMA9
(in times)	Dec 15	Dec 15	Dec 14
Net Financial Debt / Adjusted EBITDA	3.25	2.83	3.73
Financial Expense Ratio	2.84	2.84	2.90
Financial Debt / Equity	0.58	0.58	0.60
Total Liabilities/ Equity	1.51	1.51	1.43
Current Assets / Current Liabilities	1.00	1.00	0.84

Interest Rate Risk
As of December 31st, 2015, including the cross currency swaps, 73% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 98.1% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges
In the countries where Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of December 31st, 2015, roughly 74% of consolidated financial debt was denominated in US dollars; 57.2% of the total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging (Cross Currency Swaps), as of December 31st, 2015, the Company’s exposure to the US dollar was 31.7% of the total debt.

8 These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.
9 Financial ratios as of December 2015 excluding non-recurring items accumulated in the last 12M (CLP 41,661 million of severances, CLP 7,978 million of inventory obsolescence provisions, CLP 61,373 million profit for the closing of the Scotiabank transaction and CLP 116,771 million for the Brazilian assets write-off).

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Working Capital Ratios
	Inventory Turnover			Average period of receivables			Average period of payables
(days)	4Q15	4Q14	∆	4Q15	4Q14	∆	4Q15	4Q14	∆
Supermarkets	40,2	41,1	-0,9	11,3	12,7	-1,4	45,3	44,0	1,2
Home Improvement	82,4	108,7	-26,4	13,4	15,1	-1,8	52,8	47,9	5,0
Department Stores	91,6	76,6	15,0	12,1	8,6	3,5	45,5	49,6	-4,2
Shopping Centers				56,9	47,8	9,2	32,9	31,6	1,3
Financial Services							30,4	30,0	0,4

Inventory Turnover:
●
In Supermarkets and Home Improvement, inventory turnover improved. The decrease in Supermarkets is explained by lower days in Argentina (influenced by currency devaluation), partially offset by increased days in the remainder of operations. In the case of Home improvement, lower days are driven by Argentina (influenced by currency devaluation) and Chile. The increase in Department Stores reflects increased days in Chile as a result of the devaluation of the Chilean peso against USD, partially offset by lower days in Peru.

Average period of receivables:
●
Shopping centers increased its average period of receivables due to greater days in Chile, Argentina and Colombia, partially offset by Peru. Department Stores increased its average days of receivables by 3.5 days, explained by increased days in Chile and Peru.

●
In the case of Supermarkets, average period of receivables decreased 1.4 days due to lower days in Chile, Argentina and Peru, partially offset by increased days in Brazil and Colombia. Home Improvement registered a 1.8 days reduction reflecting lower days in all countries.

Average period of payables:
●	Department Stores experienced a drop in average period of payables YoY, as a result of a 4 day reduction in Chile and 3 days in Peru.
●
Supermarkets posted a 1.2 day increase due to increased days in Chile and Argentina, partially offset by lower days in Peru and Colombia. Home Improvement increased its average period of payables to 5 days, reflecting increased days in 3 countries. Shopping Centers posted a 1.3 days increase, explained by increased days in Argentina, partially offset by lower days in Peru. Financial Services increased 0.4 days due to increased days in Chile.

Cash Flow Summary 10

as of December 31st 2015 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	502.055	-130.868	-308.854	62.332
Shopping Centers	124.581	3.383	-123.874	4.091
Home Improvement	-53.140	-49.861	86.744	-16.257
Department Stores	71.084	-22.433	-61.828	-13.177
Financial Service	214.871	353.037	-509.527	58.381
Others	-115.851	-121.461	243.471	6.159
D.O. Adjustment	-107.449	-750	35.259	-72.941
Consolidated	636.151	31.046	-638.609	28.588

as of December 31st 2014 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	352.955	-154.641	-177.846	20.468
Shopping Centers	124.890	-33.155	-89.306	2.428
Home Improvement	-7.610	-22.292	33.326	3.424
Department Stores	31.121	-15.108	-2.624	13.388
Financial Service	31.803	-253	32.862	64.413
Others	-158.259	-9.942	171.790	3.588
D.O. Adjustment	14.583	1.996	-80.580	-64.001
Consolidated	389.483	-233.396	-112.378	43.709

10 Net cash flows relating to the operating, investing and financing activities of discontinued operations are also available on the notes of the Financial Statements filed to the SVS.

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Taking into account cash flow from operations, cash flow from financing activities and cash used In investing activities, Cencosud reached a positive net cash flow of CLP 28,588 million for the 12 months ended December 31st, 2015 compared to a positive net cash flow of CLP 43,709 million for the 12 months ended December 31st, 2014.

Operating Activities

Net Cash Flow from Operating Activities improved to reach CLP 636,151 million for the 12 months ended December 31st, 2015 from CLP 389,483 million for the same period in 2014. Financial Services, Supermarkets and Department Stores improved their cash flow from operating activities, which was partially offset by Home Improvement and Shopping Centers. Cash flow from Financial Services increased due to the recognition of the sale of a 51% stake of the business to Scotiabank. In the case of Supermarkets, the increase was explained by higher cash flows coming from Chile, Brazil and Colombia, which was partially offset by Argentina and Peru. Department Stores cash flow improved as a result of greater EBITDA generation driven by lower promotional activity in Chile, and greater scale, team’s consolidation and maturity of stores opened during 2014 in the case of Peru. On the other hand, lower cash flow from Home Improvement operations is mainly explained by Argentina, which was affected by severance payments as a result of the headcount reduction, lower consumption in months previous to presidential elections and the devaluation of ARS vs. CLP in December 201511. The above mentioned increases were partially offset by Colombia, which despite currency devaluation, experienced increased cash flow due to greater profitability of the operation, reflecting the execution of the efficiency plan, changes in management team and improvements in the business proposal. In the case of Shopping Centers, cash flow decreased slightly as a result of higher property taxes in Chile after the Tax Reform and greater property taxes in Argentina and Colombia.

Investment Activities

Cash flow from investing activities increased by CLP 264,597 million, reaching CLP 31,200 million for the 12 months period ended as of December 31st 2015, from CLP (233,396) million for the same period in 2014. This variation is explained by Financial Services, which increased its cash flow due to the collection of the current account between CAT and Cencosud after the completion of JV with Scotiabank, coupled with lower investment in Shopping Centers and Supermarkets. Lower investment in these businesses is explained by lower openings and renovations/maintenance YoY. These increases were partially offset by greater cash outflows from Home Improvement and Department Stores, explained by greater investment in IT for the strengthening of e-commerce platform.

CAPEX

Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 4Q15 was CLP 43,529 million, compared to CLP 55,033 million in 4Q14.

NET OPENINGS FOR THE PERIOD AUGUST - DECEMBER 2015

Country/Format	N° Stores	Selling Space (sqm)
Chile, Supermarkets	2 openings	2,022
Chile, Supermarkets	1 closing	1,024
Argentina, Supermarkets	1 opening	786
Argentina, Supermarkets	1 closing	493
Brazil, Supermarkets	1 opening	2,497
Brazil, Supermarkets	1 closing	491
Peru, Supermarkets	1 opening	3,408
Colombia, Supermarkets	1 opening	1,260
Chile, Home Improvement	1 opening	5,696

In the case of Supermarkets Chile, the increase is explained by 2 openings and 1 closing of Santa Isabel stores, aggregating 998 sqm of selling space. Additionally, Cencosud opened one Easy store in Chiguayante on December 3rd. In the case of Argentina, Cencosud opened one Vea store and closed another store with the same brand during 4Q. In Brazil, the Company closed one Gbarbosa store and reopened it as an Electroshow (which is not included in the total number of stores), and opened one Gbarbosa. Finally, Cencosud opened one Metro store in Peru and Colombia.

1 October and November were months of low consumption in Argentina due to the pre-elections effect, nevertheless consumption reactivated in December. Translation from local currency to CLP is performed with average exchange rate. Therefore December (the most relevant month of the year in terms of sales) was affected by currency devaluation.

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Financing Activities

Net cash flows from financing activities amounted to CLP (638,609) million for the 12 months period ended as of December 31st, 2015 from CLP (112,378) million for the same period in 2014. Cencosud accounted higher outflows for the payment of bank loans in Chile, Peru, Colombia and Brazil due to the debt prepayment with proceeds from Scotiabank deal and the early February bond issuance of USD 1 billion.

Retail Market Commentary

Chile

The Chilean economy experienced another quarter of mixed economic results. While the Economic Activity Index (IMACEC) declined 0.4% in November, the indicator rebounded by 0.8% in December and increased 0.4% YoY. Retail sales in December of 2015 decreased 1.5% MoM, while November’s retail sales increased 4% MoM. December retail sales increased 1.90% YoY and averaged 7.3% from 2006 to 201512. Inflation increased to 4.4% in December 2015 YoY, versus an increase of 3.9% YoY in November of 2015. On a month-over-month basis, inflation for December was flat, but declined 0.03% in November. January’s inflation rate trended higher, increasing 4.8% YoY. The inflation rate in Chile is reported by the National Institute of Statistics, Chile.

Cencosud’s Supermarket SSS remained positive, with growth of 1.6% in the fourth quarter of 2015 and 4.6% for the twelve-month period. This growth in Supermarket SSS comes even as Chilean retail sales remained mixed and consumer prices flat during the quarter. The Chilean retail and supermarket industry has become increasingly competitive and as a result, Cencosud has prioritized increasing margins instead of increasing market share.

Argentina

The emergence of a new government has helped to improve the economic and geopolitical outlook for the nation. Retail sales for the month of October have trended slightly upwards on a month-over-month basis and year-over-year basis, keeping pace with inflation.

Consumer confidence had been trending higher into November, before falling slightly lower in December to close out the year above its historical average. Most recent data for CPI suggest an increase in consumer prices as well, as the indicator trended higher in September.

Cencosud again posted positive Supermarket SSS for both the fourth quarter and full year 2015. Supermarket SSS for the quarter and full year were up 13.9% and 16.8%, respectively. Home Improvement SSS for the quarter and full year were up 28.8% and 30.2%, respectively.

Brazil

Brazil’s economy remained challenged in the fourth quarter. The Leading Economic Index13 for Brazil fell by 0.5% in November on a MoM basis. This marks the ninth consecutive month of contraction with Brazil’s Leading Economic Index. Retail sales14 declined 2.7% MoM for December and 1.5% MoM in November. This represents the sharpest decline in monthly retail sales figures on record. On a year-over-year basis, retail sales declined 7.1% in December, representing the ninth straight month of decline and a total drop for 2015 of 4.3%.

Economic conditions weighed on Supermarket SSS for both the fourth quarter and full year 2015. Supermarket SSS for 4Q15 decreased 6.1%, a smaller decrease than 3Q15 which saw a 7.7% decline. For the full year, Supermarket SSS declined 6.3%. Cencosud’s strategy in this environment has been to prioritize margin over traffic and perishables over durable goods.

12 These figures are informed by the National Institute of Statistics (INE).
13 Reported by Central Bank of Brazil.
14 Retail sales figures are reported by the Instituto Brasilerio de Geografia e Estatistica (IBGE).

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Peru

The economy in Peru trended up in the final quarter of 2015. GDP for December increased    6.4% YoY. GDP for November and October increased a modest 3.96% and 3.01% YoY, respectively. The December GDP figure marks the highest since late in 201315. The Consumer Price Index (CPI) increased to 121.78 index points in December from 121.24 index points in November. Just recently, the CPI reached a record high of 122.23 in January18.

Cencosud’s Supermarket SSS posted modest gains of 1.0% in the fourth quarter and 0.8% in the full year 2015. On the other hand, Department Stores SSS growth posted a 21.2% increase in 4Q15 and 13.7% in the twelve-month period.

Colombia

Based on most recent data, the Colombian economy shows signs of mixed economic results with a GDP growth of 1.2% in September of 2015. The Consumer Price Index increased to 126.15 index points in December, from 125.37 index points in November. Most recently, the CPI increased to 127.78 index points in January, marking a record high16. While GDP and CPI both increased, consumer confidence in Colombia has trended lower over the past 2 months. December consumer confidence grew 1.1%, against growth of 6.7% from both October and November. However, January 2016 consumer confidence declined sharply, down 21.3% from December 2015. Consumer confidence is reported by the Fedesarrollo.

Cencosud has gone through the process of re-evaluating its commercial strategy in Colombia and has elected to focus more on perishable goods as opposed to durable goods, which has contributed to a Supermarket SSS increase of 2.8% in the fourth quarter and 1.4% for the full year 2015. In the case of Home Improvement, SSS growth was 2.9% in 4Q15 and 4.2% for the full year 2015.

Retail Indicators

	N° Stores		Total Selling Space (sqm)		Average selling space per store (sqm)		% Leased & Occupation rate
	4Q15	4Q14	4Q15	4Q14	4Q15	4Q14	4Q15	4Q14
Chile	245	238	577.547	567.873	2.357	2.386	60,0%	60,1%
Argentina	286	290	526.475	529.428	1.841	1.826	55,2%	54,5%
Brazil	222	219	611.363	602.194	2.754	2.750	92,3%	91,5%
Peru	90	87	269.526	261.700	2.995	3.008	47,8%	49,3%
Colombia	101	100	426.393	425.196	4.222	4.252	34,7%	24,6%
Supermarkets	944	934	2.411.305	2.386.391	2.554	2.555	61,3%	61,3%
Chile	35	33	325.315	307.853	9.295	9.329	8,6%	3,0%
Argentina	50	50	383.786	383.786	7.676	7.676	22,0%	22,0%
Colombia	10	9	82.320	75.733	8.232	8.415	30,0%	30,0%
Home Improvement	95	92	791.421	767.372	8.331	8.341	17,3%	15,2%
Chile	79	79	374.153	375.586	4.736	4.754	73,4%	73,4%
Peru	9	9	45.233	45.233	5.026	5.026	88,9%	88,9%
Department Stores	88	88	419.386	420.819	4.766	4.782	75,0%	75,0%
Chile	25	25	431.207	433.053	17.248	17.322	98,2%	97,8%
Argentina	22	22	277.203	281.515	12.600	12.796	96,7%	97,4%
Peru	4	4	71.191	71.191	17.798	17.798	95,2%	90,2%
Colombia	2	2	14.991	14.514	7.496	7.257	26,9%	29,7%
Shopping Centers	53	53	794.592	800.272	14.992	15.099	95,6%	95,5%

TOTAL	1.180	1.167	4.416.704	4.374.855	3.743	3.749

1 GDP and CPI are reported by the INEI, Peru.
2 CPI is reported by DANE, Colombia.

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figures in USD th	Average sales per store				Sales per Square meter
	4Q		LTM		4Q		LTM
	2015	2014	2015	2014	2015	2014	2015	2014
Chile	3.987	4.046	14.604	14.354	1.681	1.632	6.158	5.953
Argentina	2.948	2.563	10.535	8.806	1.608	1.408	5.747	4.844
Brazil	2.564	3.512	10.713	13.789	932	1.273	3.893	5.060
Peru	3.903	3.772	13.803	13.542	1.301	1.235	4.599	4.522
Colombia	3.168	3.791	11.784	14.079	748	890	2.781	3.308
Supermarket	3.239	3.403	12.065	12.381	1.268	1.316	4.723	4.848
Chile	5.549	5.558	20.495	20.170	596	571	2.201	2.129
Argentina	7.657	6.000	25.654	19.913	998	766	3.342	2.577
Colombia	2.426	2.898	9.409	10.510	292	330	1.131	1.249
Home Improvement	6.359	5.533	22.127	19.070	763	642	2.654	2.264
Chile	5.767	5.508	17.694	17.190	1.215	1.146	3.729	3.588
Peru	3.108	2.791	9.223	7.367	618	463	1.835	1.427
Department Store	5.495	5.270	16.828	16.328	1.151	1.073	3.525	3.385
Chile	2.222	1.995	7.549	6.800	129	115	437	402
Argentina	1.636	1.448	5.513	4.688	129	104	434	359
Peru	1.804	1.978	6.639	7.016	101	97	373	379
Colombia	1.521	1.728	6.341	7.104	206	234	860	979
Shopping Center	1.921	1.767	6.589	5.991	128	112	438	396

SAME STORE SALES

NOMINAL SSS	4Q15	3Q15	12M15	4Q14	3Q14	12M14
Supermarket
Chile	1,6%	3,8%	4,6%	6,2%	4,4%	4,3%
Argentina	13,9%	16,5%	16,8%	28,7%	27,3%	29,0%
Brazil	-6,1%	-7,7%	-6,3%	0,9%	-0,7%	-0,6%
Peru	1,0%	-0,7%	0,8%	4,3%	4,1%	4,6%
Colombia	2,8%	4,2%	1,4%	4,3%	0,8%	-1,5%
Home Improvement
Chile	1,0%	2,0%	3,1%	4,3%	0,5%	2,7%
Argentina	28,8%	29,7%	30,2%	26,6%	28,9%	27,5%
Colombia	2,9%	5,7%	4,2%	4,3%	-8,1%	-3,4%
Department Store
Chile	5,4%	6,4%	3,3%	-1,6%	-4,4%	-0,5%
Peru	21,2%	9,5%	13,7%	7,9%	-11,1%	-0,1%
SS TICKETS	4Q15	3Q15	12M15	4Q14	3Q14	12M14
Supermarket
Chile	-2,7%	-2,7%	-0,8%	0,2%	-1,2%	-1,4%
Argentina	-9,2%	-7,9%	-8,3%	-5,4%	-6,9%	-5,4%
Brazil	-8,2%	-10,6%	-7,7%	-4,0%	-7,7%	-7,9%
Peru	-1,5%	-1,4%	-1,4%	0,8%	-2,9%	-0,7%
Colombia	-1,5%	1,4%	-0,2%	-1,0%	-5,0%	-5,9%
Home Improvement
Chile	-2,7%	-0,9%	-0,6%	2,1%	-0,1%	1,7%
Argentina	-1,7%	-0,6%	-0,8%	-8,9%	-8,5%	-8,7%
Colombia	13,0%	4,3%	1,6%	-4,5%	-6,0%	-3,2%
Department Store
Chile	-4,0%	-9,1%	-7,6%	-3,9%	-3,4%	-0,7%
Peru	6,8%	-1,1%	5,6%	9,5%	-18,9%	-1,5%
SS AVERAGE TICKET NOMINAL	4Q15	3Q15	12M15	4Q14	3Q14	12M14
Supermarket
Chile	4,4%	6,8%	5,4%	5,9%	5,7%	5,8%
Argentina	25,5%	26,5%	27,3%	36,1%	36,7%	36,4%
Brazil	2,5%	5,8%	2,6%	5,1%	7,7%	7,8%
Peru	2,5%	0,6%	2,2%	3,5%	7,2%	5,4%
Colombia	4,6%	2,8%	1,7%	5,3%	6,0%	4,6%
Home Improvement
Chile	3,8%	3,0%	3,7%	2,2%	0,6%	1,0%
Argentina	31,0%	30,4%	31,4%	39,0%	41,0%	39,8%
Colombia	-9,0%	1,3%	2,9%	9,2%	-2,3%	-0,2%
Department Store
Chile	9,8%	17,0%	11,9%	2,5%	-1,1%	0,2%
Peru	13,5%	10,7%	7,6%	-1,4%	9,6%	1,5%

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SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
4Q15					4Q14
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	152.667	115.740	36.927
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.603	221.502	250.102	8	471.603	221.501	250.102
Power Center	15	359.025	19.407	339.618	15	360.871	21.253	339.618
Total	25	1.101.215	431.207	670.008	25	1.103.061	433.053	670.008
ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	98.374	74.632	23.741
Local	11	422.759	151.974	270.786	11	422.616	153.569	269.047
Factory	3	118.000	34.192	83.808	3	117.632	37.073	80.559
Power Center	6	103.611	15.748	87.863	6	102.888	15.748	87.140
Strip Center	1	5.000	507	4.493	1	5.229	492	4.737
Total	22	747.894	277.203	470.691	22	746.739	281.515	465.225
PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	75.897	43.634	32.263
Local	1	30.280	17.075	13.204	1	30.280	17.075	13.204
Strip Center	2	16.968	10.481	6.486	2	16.968	10.481	6.486
Total	4	123.144	71.191	51.953	4	123.144	71.191	51.953
COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.604	14.991	19.613	2	34.094	14.514	19.580
Total	2	34.604	14.991	19.613	2	34.094	14.514	19.580

Financial Services Indicators

CHILE	4Q14	1Q15	2Q15	3Q15	4Q15
Credit Card/ SAG-CAT17
Loan Portfolio (MM CLP)18	426.562	391.644	570.398	591.514	676.641
Provisions over Loans (%)19	5,3%	5,1%	6,8%	6,2%	6,3%
Write-offs (MM CLP)20	28.175	6.399	12.600	19.268	25.414
% of Sales w/Credit Cards over Total Sales
Hypermarkets	17,8%	15,6%	15,1%	15,1%	15,4%
Supermarkets	6,0%	5,5%	5,5%	5,5%	5,2%
Department Stores	42,7%	37,8%	38,6%	36,7%	35,9%
Home Improvement	22,1%	18,1%	20,0%	20,9%	22,3%
Banco Paris
Loan Portfolio (MM CLP)21	185.291	192.908	10.812	10.597	10.419
Provisions over Loans (%)	9,2%	9,5%	1,7%	1,5%	1,5%
Write-offs (MM CLP)10	4.597	2.196	2.921	2.921	2.921
ARGENTINA
Loan Portfolio (M ARS)	3.094.474	3.185.424	3.497.882	3.873.760	4.877.469
Provisions over Loans (%)22	3,6%	4,2%	4,0%	3,4%	3,0%
Write-offs (M ARS) 10	38.688	13.630	31.043	52.888	65.310
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,6%	8,5%	9,1%	9,5%	10,5%
Home Improvement	22,8%	22,0%	23,4%	22,6%	26,2%
PERÚ23
Loan Portfolio (M PEN)	344.565	333.917	374.971	393.367	459.547
Provisions over Loans (%)	6,8%	6,4%	7,8%	7,0%	6,4%
Write-offs (M PEN) 10	66.463	18.851	28.671	43.776	59.531
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,5%	9,2%	10,9%	11,8%	12,2%
Department Stores	28,4%	30,4%	33,7%	34,2%	32,1%

17 SAG-CAT is the new entity which carries the JV with Scotiabank in Chile.
18 Starting from June 2015, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.
19 The ratio Provisions / Loan does not include CLP 11,839 million of anti-cyclical and contingency provisions of unused quotas registered by the end of December 2015.
20 Write-offs correspond to write-off net from recovery and are presented accumulated as of the end of each quarter.
21 Bank's loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.
22 Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of December 2015 the amount in provisions reached ARS 29.6 million.
23 Since June 2015 write-offs criteria was modified from 120 days to 180 days overdue.

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BRAZIL24
Loan Portfolio (M BRL)	515.823	498.610	480.928	480.459	492.146
Provisions over Loans (%)	5,3%	4,7%	5,8%	5,6%	5,9%
Write-offs (M BRL) 10	68.739	19.375	37.070	51.793	66.484
% of Sales w/Credit Cards over Total Sales
Supermarkets	44,2%	41,5%	43,0%	44,4%	39,3%
COLOMBIA
Loan Portfolio (MM COP)	678.859	682.573	671.920	663.831	679.146
Provisions over Loans (%)	7,3%	8,0%	8,4%	7,9%	7,4%
Write-offs (MM COP) 10	54.548	14.575	34.440	55.588	74.820
% of Sales w/Credit Cards over Total Sales
Supermarkets	12,7%	12,5%	13,3%	12,4%	13,5%
Home Improvement	6,1%	5,7%	6,5%	6,3%	8,7%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	4Q15	4Q14%		12M 2015	12M 2014%
Profit (Loss)	187.535	100.497	86,6%	222.740	179.615	24,0%
Net Financial Costs	75.981	49.025	55,0%	244.100	173.548	40,7%
Result from Indexation Units	6.113	13.207	-53,7%	22.009	39.576	-44,4%
Result from Exchange Variations	9.600	3.657	162,5%	116.743	24.411	378,2%
Income taxes	92.400	66.908	38,1%	58.540	100.486	-41,7%
Depreciation & Amortization	54.537	51.623	5,6%	218.490	200.043	9,2%
Revaluation of Investment Properties	-141.762	-74.405	90,5%	-198.155	-100.773	96,6%
Adjusted EBITDA	284.403	210.512	35,1%	684.467	616.907	11,0%

Quarter ended December 31, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	D.O.	Others	Conso
Net Income	127.425	203.836	49.538	19.231	15.782	0	-228.276	187.535
Net Income	127.425	203.836	49.538	19.231	15.782	0	-228.276	187.535
Financial Expense (net)	0	0	0	0	0	0	75.981	75.981
Income Tax Charge	0	0	0	0	0	0	92.400	92.400
EBIT	127.425	203.836	49.538	19.231	15.782	0	-59.895	355.916
Depreciation and Amortization	32.389	1.925	6.610	8.663	796	0	4.154	54.537
EBITDA	159.814	205.761	56.148	27.893	16.578	0	-55.741	410.453
Exchange differences	0	0	0	0	0	0	9.600	9.600
Revaluation of Investment Properties	0	-141.762	0	0	0	0	0	-141.762
(Losses) gains from indexation	0	0	0	0	0	0	6.113	6.113
Adjusted EBITDA	159.814	63.998	56.148	27.893	16.578	0	-40.028	284.403

24 Includes only Gbarbosa

www.cencosud.com | 21

Twelve-Months, ended December 31, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	D.O.	Others	Conso
Net Income	317.449	380.401	108.439	22.772	80.350	-9.244	-677.427	222.740
Net Income	317.449	380.401	108.439	22.772	80.350	-9.244	-677.427	222.740
Financial Expense (net)	0	0	0	0	0	-14.223	258.323	244.100
Income Tax Charge	0	0	0	0	0	-2.684	61.224	58.540
EBIT	317.449	380.401	108.439	22.772	80.350	-26.151	-357.880	525.380
Depreciation and Amortization	131.948	7.971	26.834	32.986	3.404	-715	16.061	218.490
EBITDA	449.397	388.373	135.273	55.758	83.755	-26.866	-341.818	743.871
Exchange differences	0	0	0	0	0	2.761	113.982	116.743
Revaluation of Investment Properties	0	-198.155	0	0	0	0	0	-198.155
(Losses) gains from indexation	0	0	0	0	0	-38	22.047	22.009
Adjusted EBITDA	449.397	190.218	135.273	55.758	83.755	-24.144	-205.790	684.467

Quarter ended December 31, 2014 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	D.O.	Others	Conso
Net Income	112.212	122.091	32.833	7.745	23.610	-778	-197.215	100.497
Net Income	112.212	122.091	32.833	7.745	23.610	-778	-197.215	100.497
Financial Expense (net)	0	0	0	0	0	-9.440	58.465	49.025
Income Tax Charge	0	0	0	0	0	-195	67.103	66.908
EBIT	112.212	122.091	32.833	7.745	23.610	-10.413	-71.647	216.430
Depreciation and Amortization	34.392	1.349	5.279	7.037	1.160	-608	3.014	51.623
EBITDA	146.603	123.440	38.112	14.782	24.770	-11.021	-68.634	268.053
Exchange differences	0	0	0	0	0	-3.545	7.202	3.657
Revaluation of Investment Properties	0	-74.405	0	0	0	0	0	-74.405
(Losses) gains from indexation	0	0	0	0	0	-1.318	14.525	13.207
Adjusted EBITDA	146.603	49.035	38.112	14.782	24.770	-15.884	-46.907	210.512

Twelve-Months, ended December 31, 2014 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	D.O.	Others	Conso
Net Income	289.603	260.934	104.170	-4.575	118.387	-11.409	-577.494	179.615
Net Income	289.603	260.934	104.170	-4.575	118.387	-11.409	-577.494	179.615
Financial Expense (net)	0	0	0	0	0	-38.693	212.241	173.548
Income Tax Charge	0	0	0	0	0	-2.852	103.338	100.486
EBIT	289.603	260.934	104.170	-4.575	118.387	-52.954	-261.914	453.650
Depreciation and Amortization	134.505	5.488	20.363	26.429	4.242	-2.300	11.316	200.043
EBITDA	424.108	266.421	124.532	21.854	122.629	-55.254	-250.598	653.693
Exchange differences	0	0	0	0	0	-19.199	43.609	24.411
Revaluation of Investment Properties	0	-100.773	0	0	0	0	0	-100.773
(Losses) gains from indexation	0	0	0	0	0	-4.970	44.546	39.576
Adjusted EBITDA	424.108	165.649	124.532	21.854	122.629	-79.422	-162.442	616.907

Macroeconomic Information

End of period Exchange rate
	12/31/2015	12/31/2014	% change
CLP / USD	710,2	606,8	17,0%
CLP / AR$	54,8	71,0	-22,9%
CLP / Colombian	0,22	0,25	-12,0%
CLP / Peruvian Nuevo Sol	208,3	202,9	2,6%
CLP / Brazilian Real	178,3	228,3	-21,9%

Inflation
	4Q15	3Q15	4Q14	3Q14
Chile	4,40%	4,60%	4,60%	4,90%
Brazil	10,67%	9,49%	6,41%	6,75%
Peru	4,40%	3,91%	3,22%	2,74%
Colombia	6,77%	5,35%	3,66%	2,86%

www.cencosud.com | 22

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl

Webcast & Teleconference Information
Monday March 7th, 2016
11:00 AM Chile time
09:00 AM EST

Participants Dial-IN
Toll Free: 877-407-8031
Internacional: 201-689-8031
Conference ID #: 13629927

Replay:
Toll Free: 1-877-660-6853
International: 1-201-612-7415

Webcast available at
http://www.cencosud.com/en/inversionistas/

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.